ZYVERSA THERAPEUTICS, INC.

2200 N. Commerce Parkway, Suite 208

Weston, FL 33326

(754) 231-1688

July 7, 2023

VIA EDGAR

Joshua Gorsky

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZyVersa Therapeutics, Inc. Registration Statement on Form S-1 Filed June 15, 2023 File No. 333-272657 (the “Registration Statement”)

Dear Mr. Gorsky:

ZyVersa Therapeutics, Inc., a Delaware corporation (the “Company”), is hereby responding to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received orally on July 5, 2023, relating to the above-referenced Registration Statement. Where applicable, we make reference to the Company’s Amendment No. 2 to its Registration Statement on Form S-1 being filed with the Commission today (the “Amendment”).

Comment 1:

We note your response to our prior comment 1 and the disclosure added to the bottom of the cover page stating that the offering will terminate no later than the second business day after the date of the prospectus. Please further revise this disclosure to provide the actual date the offering will end as required by Item 501(b)(8)(iii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the cover page to disclose that the offering will end no later than July 31, 2023.

Please contact our counsel, Jack Hogoboom of Lowenstein Sandler LLP at (973) 597-2382, or the undersigned with any questions regarding the contents of this letter or the Amendment.

Sincerely,

/s/ Stephen C. Glover
Stephen C. Glover Chairman, President and Chief Executive Officer

cc: John D. Hogoboom, Esq.